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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

(in thousands, except ratio)	Three months ended March 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	For the period from Inception to December 31, 2010
Earnings:
Net income (loss)	$39,996	$131,919	$53,232	$(52,040)
Add:
Provision (benefit) for income taxes	21,676	72,054	29,609	(8,875)
Fixed charges	52,562	167,638	68,797	53,673
Less:
Capitalized interest	(6,899)	(19,388)	(10,390)	(1,769)

Earnings as adjusted (A)	$107,335	$352,223	$141,248	$(9,011)

Fixed charges
Interest expense	$45,440	$147,413	$57,692	$51,743
Capitalized interest	6,899	19,388	10,390	1,769
Interest factors of rents(1)	223	837	715	161

Fixed charges as adjusted (B)	$52,562	$167,638	$68,797	$53,673

Ratio of earnings (loss) to fixed charges ((A) divided by (B))(2)	2.04	2.10	2.05	—

(1)
Estimated to be 1/3 of rent expense.

(2)
For the period from inception to December 31, 2010, earnings were insufficient to cover fixed charges by $62.7 million.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (unaudited)